Exhibit (a)(8)

NEWS RELEASE

MAXWELL SHOE COMPANY CHAIRMAN SAYS 2003 A RECORD YEAR

2004 Sales and Earnings Growth Expected to Accelerate

Backlog Is At An All-Time High, Rising 20% At March 31, 2004

First Five Months Of Fiscal 2004 Bookings Rose More Than 30%

HYDE PARK, Mass. – April 8, 2004 – Maxwell Shoe Company Inc.’s (NASDAQ: MAXS) Chairman and Chief Executive Officer, Mark Cocozza, told stockholders today at the Company’s Annual Meeting that 2003 was a “record year.”

Discussing the many accomplishments the Company achieved, including sales and earnings growth, increased market share across all brands, and a 46% gain in the Company’s stock price, Mr. Cocozza said 2003 demonstrated Maxwell Shoe Company’s consistent ability to capitalize on the powerful operating platform that it developed over the past 20 years. This platform, explained Mr. Cocozza, includes a strong and diversified portfolio of brands, disciplined business strategies, quality and efficient sourcing and distribution infrastructures and an experienced and dedicated management team.

Mr. Cocozza said he is confident that Maxwell Shoe Company is on track to meet or exceed its guidance for 2004. On March 2, 2004, after reporting record first quarter results, the Company increased its fiscal 2004 diluted earnings per share guidance to a range of $1.18 to $1.22 from its previous range of $1.02 to $1.06, which, at the midpoint of the increased range, represents growth of approximately 22% over fiscal 2003 earnings of $0.98 per share. It also raised its guidance for fiscal 2004 net sales to a range of $250 million to $255 million, from its previous guidance of a range of $235 million to $240 million.

“Since the end of the first fiscal quarter, our business has continued to accelerate. Our backlog is at an all-time high, rising 20% year-over-year as of March 31, 2004. Additionally, in the first five months of fiscal 2004, bookings rose more than 30% over last year with each of our brands contributing to these increases,” said Mr. Cocozza in his prepared remarks. “Clearly, retailers and consumers alike are responding favorably to Maxwell Shoe Company for our consistent ability to deliver trend right styles with sought after brands across a broad array of price points.”

“Our future is bright, and we are committed to continuing to deliver on our goals,” continued Mr. Cocozza.

Mr. Cocozza also thanked Maxwell Shoe Company’s employees, customers and stockholders for their confidence and support, and urged stockholders to reject Jones Apparel Group, Inc.’s (NYSE: JNY) unsolicited $20 per share tender offer, saying that the Maxwell Board of Directors had unanimously determined it to be financially inadequate and not in the best interests of Maxwell Shoe Company’s stockholders.

Maxwell Shoe Company also announced that at today’s Annual Meeting, stockholders elected five members to the Board of Directors, Mark J. Cocozza, James J. Tinagero, Stephen A. Fine, Malcolm L. Sherman and Anthony J. Tiberii, each of whom will serve for a one-year term.

Important Additional Information

Maxwell Shoe Company Inc. (“Maxwell Shoe Company”) filed a definitive proxy statement on Schedule 14A with the Securities and Exchange Commission (“SEC”) on February 27, 2004 in connection with its Board of Directors’ solicitation of proxies for the 2004 Annual Meeting of Stockholders (the “2004 Proxy Statement”). Maxwell Shoe Company stockholders should read the 2004 Proxy Statement (including any amendments or supplements thereto) because it contains important information.

Maxwell Shoe Company filed a Solicitation/Recommendation Statement on Schedule 14D-9 (the “Schedule 14D-9”) with the SEC on March 29, 2004, regarding Jones Apparel Group Inc.’s and MSC Acquisition Corp.’s (together, “Jones”) unsolicited tender offer for all the outstanding shares of Class A Common Stock of Maxwell Shoe Company at $20.00 per share, net to the seller in cash, without interest (the “Offer”). Maxwell Shoe Company stockholders should read the Schedule 14D-9 (including any amendments or supplements thereto) because these documents contain important information relating to the Offer and the related consent solicitation.

On March 23, 2004, Jones filed a preliminary consent solicitation statement with the SEC relating to Jones’s proposed solicitation of consents of Maxwell Shoe Company stockholders to, among other things, remove all of Maxwell Shoe Company’s current directors and replace them with Jones’s nominees. In response, on April 5, 2004, Maxwell Shoe Company filed a preliminary consent revocation statement on Form PREC14A (the “Preliminary Consent Revocation Statement”) with the SEC to counter Jones’s consent solicitation. Maxwell Shoe Company stockholders should read the Preliminary Consent Revocation Statement (including any amendments or supplements thereto) because it contains additional information important to the stockholders’ interests in the Offer and the related consent solicitation.

The 2004 Proxy Statement, the Schedule 14D-9, the Preliminary Consent Revocation Statement, the definitive consent revocation materials (when filed) and other public filings made by Maxwell Shoe Company with the SEC are available free of charge at the SEC’s website at www.sec.gov. Maxwell Shoe Company also will provide a copy of these materials free of charge at its website at www.maxwellshoe.com.

Maxwell Shoe Company has engaged the following entities who may be deemed to be participants in the solicitation of Maxwell Shoe Company’s stockholders: MacKenzie Partners, Inc. and Integrated Corporate Relations have been engaged to assist in connection with Maxwell Shoe Company’s communications with stockholders in connection with Jones’s Offer and the related consent solicitation; Lehman Brothers Inc. has been engaged as Maxwell Shoe Company’s financial advisor in connection with, among other things, Maxwell Shoe Company’s analysis and consideration of, and response to, Jones’s Offer; and Joele Frank, Wilkinson Brimmer Katcher has been engaged as Maxwell Shoe Company’s public relations advisor in connection with Jones’s Offer. Information regarding the interests of MacKenzie Partners, Inc., Integrated Corporate Relations, Lehman Brothers Inc. and Joele Frank, Wilkinson Brimmer Katcher is contained in the Schedule 14D-9 (including any amendments or supplements thereto) and in the Preliminary Consent Revocation Statement (including any amendments or supplements thereto). In addition, certain of Maxwell Shoe Company’s directors, officers and employees may be deemed to be participants in the solicitation of Maxwell Shoe Company’s stockholders. Information regarding the names and interests of these other persons is contained in the Preliminary Consent Revocation Statement (including any amendments or supplements thereto).

About Maxwell Shoe Company

Maxwell Shoe Company Inc. designs, develops and markets casual and dress footwear for women and children. The Company’s brands include AK ANNE KLEIN®, DOCKERS® FOOTWEAR FOR WOMEN, J.G. HOOK, JOAN AND DAVID, CIRCA JOAN & DAVID, MOOTSIES TOOTSIES AND SAM & LIBBY.

Forward-Looking Statements

Statements made in this press release indicating Maxwell Shoe Company’s, the Board of Directors’ or management’s intentions, beliefs, expectations, or predictions for the future are forward-looking statements. These statements are only predictions and may differ materially from actual future events or results. Such forward-looking statements are subject to a number of risks, assumptions and uncertainties that could cause Maxwell Shoe Company’s actual results to differ materially from those projected in such forward-looking statements. Such risks, assumptions and uncertainties include, but are not limited to: changing consumer preference, inability to successfully design, develop or market its footwear brands, the inability to successfully re-introduce the Joan & David brand into the market, competition from other footwear manufacturers or retailers, loss of key employees, general economic conditions and adverse factors impacting the retail footwear industry, and the inability by Maxwell Shoe Company to source its products due to political or economic factors, potential disruption in supply chain or customer purchasing habits due to health concerns relating to severe acute respiratory syndrome or other related illnesses; the imposition of trade or duty restrictions or work stoppages of transportation or other workers who handle or manufacture Maxwell Shoe Company’s goods. Additional risks, assumptions and uncertainties associated with Jones’s pending tender offer include: the risk that Maxwell Shoe Company’s customers may delay or refrain from purchasing Maxwell Shoe Company products due to uncertainties about Maxwell Shoe Company’s future, the risk that key employees may pursue other employment opportunities due to concerns as to their employment security with Maxwell Shoe Company, the risk that stockholder litigation commenced in connection with Jones’s offer might result in significant costs of defense, indemnification and liability, the risks that the Board of Directors’ analysis and the bases of their recommendation to the stockholders ultimately may prove to be inaccurate, and other risks discussed in documents filed by Maxwell Shoe Company with the SEC. All forward-looking statements are qualified by these cautionary statements and are made only as of the date they are made. Maxwell Shoe Company is under no obligation (and expressly disclaims any such obligation) to update or alter any forward-looking statements, whether as a result of new information, future events or otherwise.

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Company Contact:	Richard J. Bakos Chief Financial Officer Maxwell Shoe Company (617) 333-4007

Investors:	Lex Flesher MacKenzie Partners, Inc. (212) 929-5397 Allison Malkin Integrated Corporate Relations (203) 222-9013

Media:	Dan Katcher / Barrett Godsey Joele Frank, Wilkinson Brimmer Katcher (212) 355-4449